Act: 1934 NO ACT
Section: 12(g)
Rule:
Public
Availability: 3/23/2012

DC
10
3-23-12

[redacted]

12026480

March 23, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Received SEC
March 23-12
~~APR 0 6 2012~~
Washington, DC 20549

Re: ERM Worldwide Limited
Incoming letter dated March 23, 2012

Based on the facts presented, the Division will not raise any objection if ERM does not comply with the registration requirements of Section 12(g) of the Exchange Act with respect to ERM's Partner Shares that are issued in the manner and subject to the terms and conditions set forth in your letter. This position will continue until the earliest of such time as: (1) ERM otherwise becomes subject to Exchange Act registration or reporting requirements with respect to any class of its securities other than the Partner Shares; (2) ERM becomes eligible to rely on the exemption from registration provided by Exchange Act Rule 12g3-2(b); or (3) the first day of the fiscal year following the fiscal year in which ERM ceased to be a "foreign private issuer" within the meaning of Exchange Act Rule 3b-4.

These positions are based on the representations made to the Division in your letter. Different facts or conditions might require different conclusions.

Sincerely,

William A. Hines
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

March 23, 2012

Mail Stop 4561

Ellen J. Odoner
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153-0119

Re: ERM Worldwide Limited

Dear Ms. Odoner:

In regard to your letter of March 23, 2012, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

Securities Exchange Act of 1934 – Section 12(g)
Securities Exchange Act of 1934 – Section 12(h)

Weil, Gotshal & Manges LLP

767 Fifth Avenue
New York, NY 10153-0119
+1 212 310 8000 tel
+1 212 310 8007 fax

March 23, 2012

Thomas J. Kim, Esq.
Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: ERM Worldwide Limited – Request for Exemptive or No-Action Relief from Registration under Section 12(g) of the Securities Exchange Act of 1934

Dear Mr. Kim,

On behalf of ERM Worldwide Limited, a private limited company incorporated in England and Wales (the "Company"), we are writing to apply for an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for all classes of the Company's Partner Shares described below. Alternatively, we request confirmation from the Division of Corporation Finance (the "Division") that it will not recommend that any action be taken by the Securities and Exchange Commission (the "Commission") if the Company does not register the Partner Shares pursuant to Section 12(g) of the Exchange Act in the event that, over time, as of the end of a Company fiscal year (i) there are, in total, 500 or more record holders of all classes of the Company's Partner Shares worldwide and (ii) as long as the Company is eligible to rely on Rule 12g3-2(a) under the Exchange Act, there are also 300 or more record holders of all classes of Partner Shares resident in the United States.

The Company has authorized us to make on its behalf the factual representations set forth in this letter.

I. Company Background

The Company is the ultimate holding company for the Environmental Resources Management group ("ERM"), a leading global provider of environmental, health and safety, risk and social consulting services to business and government clients. ERM currently has more than 4,000 employees operating in 140 offices in 39 countries, including the United States.

The Company is a "foreign private issuer" within the meaning of Rule 3b-4 under the Exchange Act. It is the latest successor to a business founded in the United Kingdom in 1971 and a business founded in the United States in 1977. These two companies merged in 1987 and the combined entity was established as a private limited company organized under the laws of England and Wales and headquartered in London. In 2001, ERM's management, together with a U.K. private equity firm, bought out ERM's retiring founders. At the end of 2005, another U.K. private equity firm and certain non-U.S. funds managed by it replaced the original private equity firm as majority shareholder of ERM's then group holding company, ERM Group Holdings Limited ("EGHL"). In July 2011, certain non-U.S. funds managed by Charterhouse Capital Partners LLP ("Charterhouse"), a European private equity firm, acquired a majority stake in EGHL, replacing the second set of private equity investors.

The acquisition was accomplished by means of a scheme of arrangement under English law, pursuant to which Charterhouse formed the Company to acquire all of EGHL's existing share capital (the "Scheme"). Under the Scheme, the existing private equity investors received cash for their shares in EGHL and the other shareholders had the right to exchange their shares either for cash consideration only, or for various combinations of cash, loan notes and certain classes of Partner Shares. The Partner Shares and loan notes of the Company were issued in reliance on the exemption from registration provided by Section 3(a)(10) under the Securities Act of 1933, as amended (the "Securities Act"). As discussed below, all Partner Shares issued under the Scheme or to be issued in the future are subject to stringent transfer restrictions designed to prevent the development of a trading market anywhere in the world, including the United Kingdom and the United States.

Although the Company, ERM's ultimate parent, is incorporated, ERM was founded on principles of partnership – that success in expanding the business is determined by the quality of the firm's leadership and management, and that the highly skilled and talented professionals who collectively build ERM in line with a shared vision and values should collectively participate in the financial performance of the business and in its ownership. In furtherance of these principles, the Board of Directors (the "Board") of the Company and its predecessors has for many years operated a share ownership program (the "Program") for individuals who reach the highest rank within the Company ("Partner") and a limited number of other key employees ("Technical Fellows"). The goals of the Program are to maintain ERM's culture of Partner-ownership and to strengthen ERM's ability to recruit and retain talented personnel by affording the possibility that, if they remain for the long-term and excel in their careers, they will be able to acquire equity in the Company. In most instances, the Board invites participants in the Program to purchase shares instead of granting shares as a "bonus." By requiring them to invest, the Board seeks to align the interests of Partners and other key employees with those of the Company generally, and to motivate them to deliver strong growth in a financially responsible manner that will enhance long-term value. The Company does not sell Partner Shares for capital-raising purposes.

As of March 15, 2012, there were, in total, fewer than 500 holders of record of all classes of the Company's equity securities, consisting of: (i) 416 Partners and a small number of Technical Fellows who hold the Partner Shares, and (ii) three funds organized outside the United States and managed by Charterhouse, which hold separate classes of equity securities (the "Charterhouse Shares"). The Company believes that, as of March 15, 2012, 200 Partners and Technical Fellows, collectively holding approximately 14.5% of the Company's voting securities, were citizens or residents of the United States.[1] The Company's employee benefit trust (the "EBT"), formed under the laws of Jersey, also holds Partner Shares from time to time in order to facilitate the issuance and repurchase of Partner Shares pursuant to the Program.[2]

The Company currently has no class of equity securities registered, or required to be registered, under Section 12 of the Exchange Act. The Company is not currently subject to the periodic reporting requirements of the Exchange Act. Currently, there are no public shareholders of the Company and no public trading market exists (whether in the United Kingdom, the United States or elsewhere) for any class of the Company's equity securities.[3] It is expected that as ERM's business continues to grow, organically and through acquisitions, the Company will need to issue additional Partner Shares and that, over time, the number of record holders of Partner Shares will equal or exceed 500 worldwide and 300 resident in the United States. In this circumstance, absent the relief requested in this letter, the Company would be required

[1] Prior to the Scheme, the Company's predecessors issued equity securities to U.S. residents in reliance on the exemptions from registration provided by Rule 701 and, to a lesser extent, Regulation D under the Securities Act. The Company intends to continue to rely on these exemptions in issuing Partner Shares to U.S. residents going forward.

[2] In light of the restrictions imposed by the U.K. Companies Act on direct repurchases of shares, it is common for English companies that have employee share ownership programs to create an employee benefit trust to facilitate the issuance and repurchase of the shares.

[3] In November 2010, EGHL listed certain debt securities issued to its then private equity owners on the Channel Islands Stock Exchange ("CISX") for tax reasons rather than for purposes of trading. Specifically, the CISX was designated by the U.K. Inland Revenue as a recognized stock exchange under Section 841 of the U.K. Income and Corporation Taxes Act 1988 in 2002. This designation makes qualified debt securities listed on the CISX eligible for the "Quoted Eurobond exemption," which allows an issuer subject to U.K. taxes to make gross interest payments on the listed securities without deductions for such taxes. These debt securities were repaid at the time of the Scheme, and the Company is planning to have them delisted from the CISX shortly. In September 2011, Emerald 2 Ltd., a wholly-owned subsidiary of the Company, listed loan notes issued to Charterhouse on the CISX for similar tax reasons.

to register the Partner Shares and become subject to the applicable reporting requirements of the Exchange Act.

II. Nature of Partner Shareholders and their Access to Information

The Board restricts the opportunity to acquire Partner Shares to Partners and, to a very much lesser extent, Technical Fellows (together, the "Partner Shareholders"). As discussed below, these individuals are highly knowledgeable about the Company and its operations and have distinguished themselves and advanced to their positions based upon their leadership, performance and tenure with the Company and its predecessors.

Partners include directors and officers of the Company and high-level ERM employees who have excelled as consultants. Partners are typically college-educated, primarily with degrees in the environmental sciences or in mechanical, civil or chemical engineering. They have an average of 12 to 15 years of experience with ERM and a strong track record of business acumen and delivery.[4] They are invited by the Board to become members of a tier of management which is known as the ERM Partnership and are offered Partner Shares for purchase in conjunction with their promotion to Partner. Before these employees are promoted to Partner, however, they must complete ERM's "Partner in Training" program, which is intended to develop leadership from within so that offices and projects are managed by ERM's own engineers, scientists and other professionals. As part of this program, which can span one to three years, "Partners in Training" receive in-depth information regarding the Company and its business strategy and

[4] The Company estimates that a majority of the Partners resident in the U.S. would qualify as "accredited investors" under the definition's individual income test (i.e., the Partner had an individual income in excess of $200,000 in each of the two most recent years and has a reasonable expectation of reaching the same income level in the current year).

operations, access to the comprehensive annual business reports and monthly financial and strategic information discussed below, as well as detailed information concerning the Program and how it is administered. Thus, at the time individuals are promoted to Partnership and become owners of Company equity securities, they are already fully familiar with the Company's operations and financial status by virtue of their leadership position within the firm and the additional training, education and information provided in conjunction with their nomination to ERM Partnership.

A very small number of key employees who are designated as "Technical Fellows" also hold Partner Shares. Technical Fellows are high-performing senior practice specialists who are recognized globally as technical experts by industry managers, technical bodies and academic programs. Technical Fellows are regularly called upon for consultation by third parties, regularly present at conferences and regularly publish in an area of technical expertise. In addition to their years of experience at ERM, Technical Fellows are college-educated, with many possessing advanced degrees in engineering, the sciences or other disciplines. There are currently seven Technical Fellows, each of whom was so designated after completing a program similar to the "Partner in Training" program noted above.

Certain key employees have entered ERM laterally, through the external market or as a result of an acquisition of another firm and, consequently, in a limited number of circumstances an individual has become a Partner Shareholder at the outset of his or her employment with the Company. In those cases, the employees had backgrounds and business or technical experience similar to current ERM Partners, were considered to be valuable additions to ERM, and were offered the opportunity to own Partner Shares as an inducement to join ERM. These employees were accomplished professionals, averaging 15 or more years of experience at the time they joined ERM, whose prior work was transferable to ERM and, as such, the Board considered them to be as qualified to own Partner Shares as any other ERM Partner or Technical Fellow.

As described below, Partner Shareholders have access to information regarding the Company that is substantially similar to the information that a foreign private issuer with a class of securities registered under Section 12 of the Exchange Act, but not listed or traded, is required to make publicly available in annual reports on Form 20-F (including information that is substantially similar to that required by Item 5 of Form 20-F) and reports on Form 6-K.

The Company is subject to the U.K. Companies Act, which requires that it prepare an annual report (including annual audited financial statements) and file the annual report with the Registrar of Companies, a U.K. government agency.[5] The annual report, which the Company posts on the ERM employee website, contains information concerning the Company's results of operations and financial condition; risk factors; changes in business; acquisitions or dispositions of assets; changes in management or control; and total aggregate remuneration and emoluments paid to the directors as a group. Additionally, as a matter of practice rather than requirement, the Company also routinely announces to ERM staff, via the internal website, details of material acquisitions or dispositions.

Separately and in addition, the Company makes available to all Partner Shareholders, via a restricted access internal website, comprehensive business reports containing information that would not ordinarily be available to public investors. This restricted information includes detailed narrative updates of

[5] Pursuant to the U.K. Companies Act, the following certifications are required to be included with the Company's annual report filed with the Registrar of Companies: (i) the Statement of Directors' Responsibilities, and (ii) the Directors' Statement as to Disclosure of Information to Auditors, which forms part of the Directors' Report that is signed by the Company's CEO and CFO. Though a different regulatory framework, these certifications are prepared and filed in accordance with U.K. law, provide firm statements as to the Directors' responsibility with respect to preparing the Annual Report and financial statements, and effectively serve the same function as certifications provided under the US framework.

the Company's strategic plans (by segment, sector and practice), monthly unaudited summary financial information (including income statements and statements of operating cash flows), budgeted and actual year-to-date operational information, actual and forecasted sales information (by geographic and business segments, key clients, practice and industry), comprehensive regional and business unit analyses, sustainability reports and progress updates and employee strategic initiatives (including Partner promotion proposals). Posted information also includes a summary of Board actions, hiring changes and, annually, disclosure of the identity of and number of shares held by each holder of Partner Shares, as well as (commencing as of March 31, 2012, consistent with the disclosure requirement of Item 6.E of Form 20-F) the percentage of each class of Partner Shares held by each of the Company's directors and by each member of the Company's Executive Committee, who together encompass the members of the Company's administrative, supervisory and management bodies.

The Company believes that its Partners and Technical Fellows need to have access to the information described above to support their business delivery and leadership. Additionally, because they are long-tenured, professional employees with a high level of business sophistication, and participate in the management and control of the Company, the Company believes that Partners and Technical Fellows are better able to assess the information received than would an outside investor in a publicly-traded corporation.

At such time as it commences reliance upon the requested relief, the Company undertakes, at six month intervals, to provide Partners and Technical Fellows with (a) information concerning the risks associated with an investment in Partner Shares and (b) the Company's financial statements, which will include as an addendum a reconciliation to U.S. GAAP unless the financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting

Standards Board.[6]

Additionally, at such time as it commences reliance upon the requested relief, the Company will arrange to provide the Company information noted above to any Permitted Holder (as defined below) who does not have access to such information through its relationship with a Partner or Technical Fellow, provided that any such Permitted Holder agrees in writing to maintain the confidentiality of the information as a condition to receiving it.

III. Description of Partner Shares and Restrictions on Transfer

The Company's Articles of Association (the "Articles") establish three classes of Partner Shares: A Preference Shares with a par value of $0.01 ("A Preference Shares"), A Ordinary Shares with a par value of $0.01 per share ("A Ordinary Shares"), and C Ordinary Shares with a par value of $1 per share ("C Ordinary Shares"). Currently, there are 160,685,517 issued and outstanding A Preference Shares and 438,491 issued and outstanding A Ordinary Shares, constituting all authorized shares of each class. Each current Partner Shareholder holds both A Preference and A Ordinary Shares. There are currently no issued and outstanding C Ordinary Shares, but the intention is that these shares be available as a pool of additional equity to be awarded by the Board to current and future Partners and Technical Fellows. The Board may also make additional equity available to current and future Partners and Technical Fellows by using A Preference and A Ordinary Shares that have been purchased by the EBT when a Partner or Technical Fellow leaves the Company, and/or (as discussed below) by amending the Articles to increase the authorized amount of Ordinary Shares and/or A Preference Shares.

[6] The balance sheet date of the most recent available financial statements will be within 180 days of the date of any sale or grant of Partner Shares.

The Board is seeking the approval of holders of the A, B and C Ordinary Shares to amend the Articles to increase the authorized amount of A Preference Shares and to establish an additional class of Partner Shares, to be designated E Ordinary Shares with a par value of $0.01 per share ("E Ordinary Shares," and together with the A Preference, A Ordinary and C Ordinary Shares, the "Partner Shares"). The E Ordinary Shares will be reserved for individuals who join ERM as ERM Partners following acquisitions, and subscribed for cash, alone or in combination with A Preference Shares, in the same way as for the A and C Ordinary Shares.

Set forth below is a description of the terms and conditions of each class of Partner Shares. The Articles provide that each of the three classes of Partner Shares and each of the two classes of Charterhouse Shares is a separate class of equity security of the Company. Based upon the differences among them concerning permitted ownership, transferability, redemption, voting rights (including with respect to the election of directors), and rights to receive dividends and distributions upon liquidation, it is our opinion that, under English law, each of the classes of Partner Shares constitutes a separate class of equity security of the Company and each of the classes of Partner Shares constitutes a separate class of equity security from the classes of Charterhouse Shares. However, for purposes of the requested relief, the Company will regard the A Preference, A Ordinary, C Ordinary and, if and when approved and issued, the E Ordinary Shares described below as a single class of Partner Shares and therefore request that the relief take effect at such time as there are, in total, 500 or more record holders of all classes of the Company's Partner Shares worldwide and, as long as the Company is eligible to rely on Rule 12g3-2(a) under the Exchange Act, there are also 300 or more record holders of all classes of Partner Shares resident in the United States. The

Company is seeking relief solely with respect to the Partner Shares, and is not seeking relief for the separate classes of Charterhouse Shares held by Charterhouse and certain of its affiliates.[7]

A Preference Shares are redeemable after the twentieth anniversary of their issuance and rank ahead of all Ordinary Share classes with respect to the receipt of dividends and liquidation distributions. A Preference Shares do not confer voting rights except upon a resolution to wind up the Company, reduce the Company's share capital or vary the rights attached to the A Preference Shares.

A Ordinary Shares have no fixed or preferential economic rights. The holders of a majority of the A Ordinary Shares and C Ordinary Shares (taken together as a single class) may appoint up to four directors to the Board of the Company and, in a resolution to remove any such appointed director, holders of A Ordinary Shares and C Ordinary Shares (taken together as a single class) have three times as many votes as all other shareholders combined.

C Ordinary Shares as a class will have 22.5% of the aggregate voting rights of the A Ordinary Shares, B Ordinary Shares held by the funds managed by Charterhouse and C Ordinary Shares taken together. They will rank *pari passu* with A Ordinary Shares and B Ordinary Shares with respect to the

[7] There are two classes of Charterhouse Shares: B Ordinary Shares and D Ordinary Shares, each with a par value of US $0.01 (the "B Ordinary Shares" and the "D Ordinary Shares"). Charterhouse Shares may only be held by Charterhouse funds and certain other Charterhouse affiliates noted in the Articles. Issued and outstanding B Ordinary Shares represent Charterhouse's initial July 2011 investment in the Company. They have no fixed or preferential economic rights. B Ordinary Shares as a class have the remainder of the aggregate voting power not held by the C Ordinary Shares, in proportion to the number of outstanding A Ordinary Shares and outstanding B Ordinary Shares. Additionally, the holders of two-thirds majority of the B Ordinary Shares shall be entitled from time to time to appoint any persons as directors to the Board and, in a resolution to remove any such appointed director, holders of B Ordinary Shares have three times as many votes as all other shareholders combined.

There are currently no issued and outstanding D Ordinary Shares. D Ordinary Shares could be issued if Charterhouse provides additional funding to the Company. If and when issued, D Ordinary Shares will have no fixed or preferential economic rights. Each D Ordinary Share will generally confer one vote upon any resolution presented to shareholders at any general meeting. Additionally, D Ordinary Shares will rank ahead of all other Ordinary Share classes with respect to the receipt of dividends and liquidation distributions.

receipt of dividends and liquidation distributions (however, the Articles provide that 22.5% of the aggregate amount of any dividend or liquidation distribution will be distributed to holders of the C Ordinary Shares, and that 77.5% of any such dividend or distribution will be distributed to holders of A Ordinary Shares and B Ordinary Shares).

If and when the class of E Ordinary Shares is approved and issued, the votes of the holders of E Ordinary Shares will be deemed to be cast in the same way as the votes of the holders of a majority of the A Ordinary Shares and C Ordinary Shares (taken together) are cast. The E Ordinary Shares will rank *pari passu* with the D Ordinary Shares, and ahead of all other classes of Ordinary Shares, with respect to dividends and liquidation distributions.

All classes of Partner Shares (including, if and when approved and issued, the E Ordinary Shares) will be subject to the following restrictions:

1. *Restrictions on Ownership.* Under the Program, the Board offers the opportunity to acquire Partner Shares only to Partners and Technical Fellows. Partner Shares are not available for purchase by the public. When Partner Shareholders leave the Company, they and their respective Permitted Holders are required to provide, or are deemed to have provided, a transfer notice offering all of their Partner Shares for purchase by the EBT. The EBT shall be required in accordance with the Articles to acquire all such Partner Shares on or following the date the Partner Shareholder leaves the Company.[8]

[8] Pursuant to the Articles, the Board has the discretion to delay the repurchase of Partner Shares from a departing Partner Shareholder. Such discretionary power will only be exercised in extremely limited circumstances where a Partner elects to retire but continues to have some ongoing involvement or relationship with the Company (e.g., as an unpaid trustee of the ERM Foundation, ERM's corporate charitable body, or as a part-time consultant to the group) or (because many ERM Partners rely on the Program to fund their retirement) where a retirement precedes the completion of an anticipated "Realisation." See footnote 9 below. Until the repurchase or Realisation has been completed, the Partner Shareholder will

2. *Restrictions on Transfer*. The rights of Partner Shareholders to transfer, sell, assign, encumber, pledge or otherwise dispose of (collectively, "Transfer") their Partner Shares are severely restricted by the Articles. Specifically, the Articles prohibit Partner Shareholders from Transferring their Partner Shares except (a) through gifts, on a divorce pursuant to a settlement or court order to a Partner Shareholder's spouse, widow or widower, children, grandchildren (including step or adopted grandchildren) and step and adopted children of the Partner Shareholder's children ("Privileged Relations"), or to trustees to be held upon a trust established for the benefit of the Partner Shareholder's Privileged Relations, or immediately prior to, and contingent upon, a "Realisation"[9] to the Partner Shareholder's Privileged Relations, (b) to an executor or guardian of the holder upon death[10] (the persons referred to in (a) and (b), together with the Partner Shareholders, the "Permitted Holders"), (c) by sale at any time to the EBT (if, in its discretion, the EBT determines to purchase the shares, which it shall be under no obligation to do, except in the case of mandatory redemptions upon a Partner Shareholder's separation from the Company, as discussed above) or (d) upon the exercise of drag-along and tag-along rights in connection with a sale of control of the Company to a third party purchaser[11] (the "Permitted Transfers"). A Privileged Relation, trustee, executor or guardian who receives Partner Shares in a Permitted Transfer will not be permitted to Transfer such Partner Shares except in a subsequent Permitted Transfer. The Company will not register a Transfer of Partner

continue to receive the Company information provided to, and will continue to be bound by the transfer restrictions imposed upon, other Permitted Holders.

[9] A Realisation is defined in the Articles as a public listing of any of the Company's equity securities, a sale of the Company or a liquidation.

[10] Upon death, the Partner Shareholder's executor or guardian is required to provide, or is deemed to have provided, a transfer notice offering all of the Partner Shareholder's Partner Shares for purchase by the EBT, and the EBT shall be required to acquire all such Partner Shares in accordance with the Articles.

[11] Were drag-along or tag-along rights to be exercised in connection with a sale of control of the Company to a third party purchaser, resulting in the Partner Shares being Transferred to the third party acquiror, the Company would no longer rely on the relief requested herein.

Shares on its share register, and therefore the Transfer will have no effect (and thus shall be void *ab initio*), unless the transferee demonstrates that it is a Permitted Holder and agrees in writing to be bound by all of the Transfer restrictions noted above.[12]

The Articles provide that, when the EBT purchases Partner Shares upon a Partner Shareholder leaving the Company or in a Permitted Transfer, the purchase price shall be determined as follows: (a) in the case of the A Ordinary Shares, equal to the subscription price paid for the shares until there is an annual valuation of the shares and, thereafter, the most recently determined annual valuation; (b) in the case of the A Preference Shares, equal to the subscription price paid for the shares plus accrued and unpaid dividends thereon; and (c) in the case of the C Ordinary Shares, equal to the subscription price paid for the shares.[13]

The annual valuation share price is set by the Board rather than by the operation of a trading market matching willing buyers and sellers. Under the Articles, the Board may consult with the Company's auditor, but ultimately has absolute discretion in determining which factors are included in the calculation of, and the method of computing, the annual valuation share price. Thus, due to these non-market valuations, mandatory redemptions upon separation from the Company and the severe transfer restrictions noted above, an individual accepting an offer to purchase Partner Shares does not make an investment decision comparable to that of an outside investor in a publicly-traded corporation.

[12] This would also apply in the context of the bankruptcy of a Permitted Holder, as the trustee for the bankrupt Permitted Holder would be bound by the Transfer restrictions described herein. Additionally, a purported pledge of Partner Shares is deemed to be a Transfer and shall be void *ab initio* unless the pledgee demonstrates that it is a Permitted Holder and agrees in writing to be bound by all of the Transfer restrictions noted herein.

[13] In the event that, as described in the Articles, a Partner Shareholder (i) is dismissed from the Company for gross misconduct, fraud or misfeasance, (ii) solicits a Company customer or employee after leaving or (iii) undertakes to compete with the business carried on by the Company after leaving, the purchase price shall be determined as follows: (a) in the case of the A Ordinary Shares, equal to the lower of the subscription price paid for the shares or the most recently determined annual valuation; (b) in the case of the A Preference Shares, equal to the subscription price; and (c) in the case of the C Ordinary Shares, equal to the subscription price.

3. *Restrictions on Trading.* Partner Shareholders and other Permitted Holders are not permitted to trade Partner Shares among themselves or with other persons. As a consequence of the restrictions on transfer described above, there can be no public trading market for the Partner Shares.

IV. Discussion

A. Exchange Act Registration Requirements

Section 12(g) of the Exchange Act and Rule 12g-1 thereunder require every issuer that has total assets of more than $10 million and a class of equity security held of record by 500 or more persons to register that class of equity security under the Exchange Act. A foreign private issuer will, nevertheless, be exempt from this requirement so long as the class of equity security has fewer than 300 record holders resident in the United States.[14] Section 3(a)(11) of the Exchange Act defines "equity security" as "any stock or similar security . . . or any security convertible, with or without consideration, into such a security," and, accordingly, we believe each of the classes of the Partner Shares will be deemed to be an equity security for purposes of Section 12(g). Absent the relief requested herein, the Company would become subject to the registration and reporting requirements of the Exchange Act at such time as there are 500 or more record holders of any class of Partner Shares worldwide and, as long as the Company is eligible to rely on Rule 12g3-2(a) under the Exchange Act, there are also 300 or more record holders of such class of Partner Shares resident in the United States.

[14] Exchange Act Rule 12g3-2(a).

Section 12(g) was added to the Exchange Act by Section 3(c) of the Securities Act Amendments of 1964 (the "1964 Amendments").[15] The purpose of the 1964 Amendments has been expressed in various ways:

(a) The preamble to the legislation states that its purpose was "to extend disclosure requirements to the issuers of additional publicly traded securities."

(b) A report of the House Committee on Interstate and Foreign Commerce accompanying H.R. 6793, the version of the bill introduced in the House of Representatives, states that "Section 3(c) of the bill would ... provide for registration of securities traded in the over-the-counter market and for disclosure by issuers thereof comparable to the registration and disclosures required in connection with listed securities."[16]

(c) A release of the Commission, citing a report on its study that made the legislative recommendations on the basis of which the 1964 Amendments were enacted, describes the scope of the registration and reporting provisions of Exchange Act as extending "to all issuers presumed to be the subject of active investor interest in the over-the-counter market."[17]

(d) A later release of the Commission states that the numerical thresholds contained in Section 12(g) were selected because it was believed "that issuers in these categories had sufficiently active trading markets and public interest and consequently were in need of mandatory disclosure to ensure the protection of investors."[18]

All of the authorities cited above strongly suggest that it was not the intent of Congress to require Exchange Act registration of securities such as the Partner Shares that are neither "securities traded in the over-the-counter market," nor – because they are subject to very stringent restrictions on transfer – the object of any active investor interest.

B. Appropriateness of Exemptive or No Action Relief

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[15] Pub. L. 88-467; 78 Stat. 565 (1964).

[16] H.R. 6793, U.S. Code Cong. and Admin. News, 88th Cong. 2d Sess., at pages 3027-3028.

[17] Release No. 34-18189 (Oct. 20, 1981 (citing Report of the Special Study of Securities Markets of the Commission, House Committee on Interstate and Foreign Commerce, H.R. Doc. No. 95, pt. 3, 88th Cong. 1st Sess. (1963) at pages 60-62).

[18] Release No. 34-23407 (July 8, 1986).

Section 12(h) of the Exchange Act provides that the Commission or its Staff, pursuant to delegated authority, may exempt an issuer from the registration requirements of Section 12(g) of the Exchange Act, if it finds, "by reason of the number of public investors, amount of trading interest in the securities, the nature and extent of the activities of the issuer, income or assets of the issuer or otherwise, that such action is not inconsistent with the public interest or the protection of investors." For the reasons discussed below, we believe that neither the public interest nor the protection of investors would be furthered by requiring the Company to meet the registration requirements of the Exchange Act (or other potentially applicable requirements) with respect to the Partner Shares.

1. *No Public Investors.* The first factor specified in Section 12(h) is the number of public investors in the issuer. As Partner Shares are held only by Partners, Technical Fellows and Permitted Holders who are their transferees, a significant goal of Section 12(g) – the protection of public investors – will not be undermined by excluding the Partner Shares from its requirements.

2. *Absence of Public Trading or Trading Interest.* The second factor specified in Section 12(h) is the level of trading interest in a company's equity securities. There is no trading interest in the Partner Shares nor any opportunity for any trading to take place. Partner Shares are neither listed on any securities exchange nor quoted by any securities broker or dealer and are not otherwise available for purchase by the public. Each Partner or Technical Fellow is highly knowledgeable about the Company and acquires his or her Partner Shares directly from the Company or the EBT. Partner Shares are not transferable to anyone other than a Permitted Holder or the EBT. No trading of Partner Shares is permitted among Partner Shareholders and/or other Permitted Holders. Additionally, the purchase price to be paid by the EBT for Partner Shares is set by the Board as provided in the Articles and, as such, is not based upon market trading.

For these reasons, we believe that the facilitation and protection of public trading provided by Section 12(g) through its registration requirements and attendant public dissemination of information is unnecessary with respect to the Partner Shares.

3. *Nature of Issuer*. The last factor specifically set forth in Section 12(h) is the nature and extent of the activities of the issuer and the income or assets of the issuer. Although the assets and income of the Company are not insubstantial, it intends to remain a privately-held company. While the Board is planning for future growth, it believes that the Company does not at present need access to the public equity markets to finance that growth. Moreover, the fact that the Company's business is large and has a large number of employees should not be disqualifying.[19]

C. Precedents for Granting the Requested Relief

The Commission or its Staff (by delegated authority) has issued several exemptive orders and no-action letters to privately-held companies in circumstances comparable to those involved here.[20] In each of these cases, the threshold limitations of Section 12(g) of the Exchange Act were approached as a result of the company's policy of promoting equity ownership by key employees. However, the Commission agreed that each company's securities should be exempt from registration or the Staff agreed that it would not recommend enforcement action if the securities were not registered, emphasizing the factors that we believe are equally applicable to the Partner Shares: the lack of public investors; the absence of public trading in the

[19] *See, e.g.*, no-action letters issued to Montgomery Watson, Inc. (Nov. 2, 1995) and Parsons Brinckerhoff Inc. (June 22, 1995), and exemptive orders issued to McKinsey & Company, Inc., Exchange Act Rel. No. 34297 [File No. 81-919] (June 28, 1994) and CH2M Hill Companies, Ltd., Exchange Act Rel. No. 22992 [File No. 81-725] (Mar. 7, 1986).

[20] *See, e.g.*, Camp Dresser & McKee (Oct. 25, 2010); FMR Corp. (Feb. 6, 1997); Montgomery Watson, Inc. (Nov. 2, 1995); Parsons Brinckerhoff Inc. (June 22, 1995); McKinsey & Company, Inc., Exchange Act Rel. No. 34297 [File No. 81-919] (June 28, 1994); CH2M Hill Companies, Ltd., Exchange Act Rel. No. 22992 [File No. 81-725] (Mar. 7, 1986).

securities; the significant restrictions on transferability; and the sophistication of the employee-shareholders, their deep understanding of their company by virtue of their positions and their access to financial and other information about their company.

E. Conclusion

For the reasons discussed above, we believe that neither the public interest nor the protection of public investors would be furthered by requiring the Partner Shares to be registered under the Exchange Act. Thus, we respectfully request that the Staff exercise its delegated authority to issue an exemptive order pursuant to Section 12(h) of the Exchange Act, or otherwise take a no-action position, relieving the Company from the requirement to register the Partner Shares under Section 12(g) of the Exchange Act in the event that, over time, as of the end of a Company fiscal year (i) there are, in total, 500 or more record holders of all classes of the Company's Partner Shares worldwide and (ii) as long as the Company is eligible to rely on Rule 12g3-2(a) under the Exchange Act, there are also 300 or more record holders of all classes of Partner Shares resident in the United States. We also request that this order or grant of no-action relief remain in effect until the earliest of such time, if any, as (i) the Company otherwise becomes subject to Exchange Act registration or reporting requirements with respect to any class of its securities other than the Partner Shares, (ii) the Company becomes eligible to rely on the exemption from registration provided by Exchange Act Rule 12g3-2(b) or (iii) the first day of the fiscal year following the fiscal year in which the Company ceased to be "a foreign private issuer" within the meaning of Exchange Act Rule 3b-4.

If you have any questions or require any further information, please contact me, ellen.odoner@weil.com (telephone: 212-310-8438), or my colleague Adé Heyliger, ade.heyliger@weil.com (telephone: 202-682-7095). If for any reason you do not concur with our conclusions, we would appreciate the opportunity to confer with members of the Staff by telephone prior to any written response to this letter.

Sincerely,

Ellen J. Odoner

Ellen J. Odoner

cc: Roy Burrows
Group General Counsel, ERM Worldwide Limited

Ann Marley Chilton
Global Compliance Officer and Regional Managing Counsel for the United States and Canada, ERM Worldwide Limited

Peter D.S. King
Adé K. Heyliger
Weil, Gotshal & Manges LLP